

Mail Stop 3720

November 10, 2008

Mrs. Heung Hung Lee
Chief Financial Officer
Creative Vistas, Inc.
2100 Forbes Street, Unit 8-10
Whitby, Ontario, Canada L1N 9T3

> **RE:** **Creative Vistas, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
>
> **Form 10-Q for the Quarterly Periods Ended June 30, 2008**
> **File No. 0-30585**

Dear Mrs. Lee:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel,
Assistant Director